July 21, 2020

Erin Jaskot, Branch Chief

Jennifer Lopez, Staff Attorney

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Kingold Jewelry, Inc.

Registration Statement on Form S-3

File No. 333-237493

REQUEST FOR WITHDRAWAL

Dear Ms. Jaskot and Ms. Lopez:

On March 30, 2020, Kingold Jewelry, Inc. (the “Company”), filed Registration Statement No. 333-237493 on Form S-3 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Please direct any questions or comments regarding this request to our outside counsel, Anthony W. Basch, Kaufman & Canoles, P.C., Two James Center, 14th Floor, 1021 E. Cary St., Richmond, VA 23219, (804) 771.5725, awbasch@kaufcan.com.

Sincerely,

Kingold Jewelry, Inc.

By:	/s/ Zhihong Jia
Name:	Zhihong Jia
Title:	Chief Executive Officer